November 2, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:      Jill Davis
               Branch Chief

Re:	Puda Coal, Inc. Registration Statement on Form SB-2 File No. 333-130380

Dear Ms. Davis:

On behalf of Puda Coal, Inc. (the “Registrant”), we are responding to the letter from the Staff of the Securities and Exchange Commission (the “Commission”) dated September 14, 2006 commenting on the amendment to the Registration Statement on Form SB-2 (the “Registration Statement”) filed by the Registrant on July 10, 2006 and the Registrant’s response letter to the Commission dated August 30, 2006 regarding the Registration Statement. Please note that our law firm was recently retained by the Registrant to assist it with respect to the Registration Statement.

We wish to receive the Staff’s comments to our responses prior to filing an amendment to the Registration Statement. In addition, we would welcome the opportunity to speak to you telephonically regarding this response letter and any issues or questions that the Staff may have with respect thereto.

For your convenience, we have repeated each comment from the Staff’s September 14th letter immediately prior to our response below.

COMMISSION LETTER DATED SEPTEMBER 14, 2006

Form SB-2/A-4 filed July 10, 2006

2. Summary of Significant Accounting Policies, page F-11

(a) Basis of Presentation and Consolidation

1.
We have considered your responses to prior comment number one on our letter dated July 26, 2006 and have the following additional comments for you to address regarding our request for an analysis that supports your determination about whether or not Shanxi Coal, Jucai Coal and Resources Group are variable interest entities (VIEs) as defined by FIN 46(R). Please address the following:

Shanxi Coal

•
Based on the information you have provided, it appears that Shanxi Coal is a VIE and thus within the scope of FIN 46(R) as a result of the terms of the Restructuring Agreements, which you refer to in your note disclosure on page F-43, whereby the equity holders of Shanxi Coal granted Putai the exclusive right to manage its operations, exercise all voting rights and receive its operating cash flows. Refer to paragraphs 4(h)(1) and 5(b) of FIN 469(R).

Although on its face, due to the Restructuring Agreements referred to by the Staff in the Comment, it appears that Shanxi Coal may meet the requirements of a VIE insofar as Shanxi Coal “granted Putai the exclusive right to manage its operations, exercise all voting rights and receive its operating cash flows”, an analysis of paragraph 5b of FIN 46(R) shows that Shanxi Coal is not a VIE. Specifically:

(i)
under paragraph 5b(1), although the 100% equity owners of Shanxi Coal, Zhao Ming and Zhao Yao (collectively, the “Zhaos”), assigned their voting rights to Putai, Putai is an indirect 100% owned subsidiary of the Registrant. The Registrant, as disclosed in the Registration Statement, is controlled by the Zhaos who own over 80% of the common stock of the Registrant (and 100% just prior to the Reverse Merger creating the Registrant). Consequently, the direct equity owners of Shanxi Coal, the Zhaos, have the indirect ability to make decisions about Shanxi Coal’s activities that have a significant effect on the success of Shanxi Coal.

(ii)
under paragraph 5b(2), although Putai is obligated to absorb losses of Shanxi Coal through agreement, due to their ownership of the Registrant, the Zhaos will be indirectly absorbing substantially all (and 100% just prior to the Reverse Merger creating the Registrant) of said losses.

(iii)
under paragraph 5b(3), although Putai is the direct beneficiary of expected residual returns of Shanxi Coal, due to their ownership of the Registrant, the Zhaos will be indirectly receiving substantially all (and 100% just prior to the Reverse Merger creating the Registrant) of such residual returns.

Therefore, the Registrant believes that Shanxi Coal meets none of the requirements of a VIE under paragraph 5b of FASB 46(R). Please note as well, that the Registrant believes that Shanxi Coal is adequately capitalized, all of which was provided by the Zhaos as 100% owners [and by internally generated cash], and no additional subordinated financial support has been required.

•
Please prepare and provide us with analysis that determines the primary beneficiary of Shanxi Coal. We note that the Restructuring Agreements indicate that Putai is entitled to the operating cash flows of Shanxi Coal. Please explain who is responsible for absorbing losses in the event that Shanxi Coal’s operations result in a net loss or negative operating cash flow.

Although Putai would be responsible for absorbing losses of Shanxi Coal in the event of negative operating cash flows or operating losses, the analysis above demonstrates that Shanxi Coal is not a VIE, and therefore, has no “primary beneficiary” within the meaning of FASB 46(R).

Jucai Coal

•
Please prepare and provide a detailed analysis that clearly demonstrates whether or not Jucai Coal is a VIE. We expect this analysis to address the extent to which the supply agreement with Shanxi Coal results in the activities of Jucai Coal being conducted on behalf of Shanxi Coal. Refer to paragraph 4(h) of FIN 46(R).

An analysis of FASB 46(R) clearly indicates that Jucai Coal is not a VIE. First, we note that 67%, or two-thirds, of all coal sold by Jucai Coal is sold to parties unrelated to the Registrant. Therefore, under paragraph 4h(2) of FASB 46(R), Jucai Coal is not an entity “designed so that substantially all of its activities either involve or are conducted on behalf of the [Registrant]”. In addition, please note that as described on page 48 of the Registration Statement, the Registrant purchased less than 14% of its raw coal supplies from Jucai Coal in 2005 and 2004 and in 2005 purchased coal supplies from 12 other coal suppliers.

In addition, an analysis of Paragraph 5 of FASB 46(R) demonstrates that Jucai Coal is not a VIE. Specifically,

(i)	Under paragraph 5a., the Registrant has been advised that Jucai Coal is adequately capitalized and all of such capital has been provided by its equity owners and cash flow from operations.

(ii)	Under paragraph 5b(1) the equity owners of Jucai Coal have all voting rights therein, and therefore, have the ability to make all decisions regarding the entity’s activities.

(iii)	Under paragraph 5b(2) the obligation to absorb losses of Jucai Coal resides directly with the entity and indirectly with the equity owners of Jucai Coal in preparation to this ownership interests.

(iv)	Under paragraph 5b(3), the expected residual returns of Jucai Coal inure to the benefit of the equity owners in proportion to their ownership interests.

(v)
Under paragraph 5c, the voting rights of the equity owners of Jucai Coal are proportional to their obligations to absorb Jucai Coal’s losses and the right to receive its residual returns. Also, all of Jucai Coal’s activities are conducted on behalf of its equity owners.

•	Please prepare and provide us with an analysis that determines the primary beneficiary of Jucai Coal. Specifically address paragraph 17 of FIN 46(R) in you analysis.

The analysis above demonstrates that Jucai Coal is not a VIE, and therefore, has no “primary beneficiary” within the meaning of FASB 46(R).

Resources Group

•
Please prepare and provide a detailed analysis that clearly demonstrates whether or not Resources Group is a VIE. Please provide a detailed description of the business purposes of Resources Group and what type of business Resources Group conducts with parties related to the Zhao family, including but not limited to Jucai Coal and Shanxi Coal, and other operations unrelated to the Zhao family. Refer to paragraph 4(h) of FIN 46(R).

An analysis of FASB 46(R) clearly indicates that Resources Group is not a VIE. First, we note that Resources Group’s activities include raw coal mining, real estate operations and operating car dealerships. Its business with Shanxi Coal and related parties is limited to the leasing of coal washing facilities to Shanxi Coal and the sale of two coal washing plants to Shanxi Coal. In addition to the above activities and the loans and payables disclosed under “Related Party Transactions” contained in Form SB-2/A the Registrant filed with the Commission on July 10, 2006 and Note 4 in the financial statements contained in Form 10-QSB/A the Registrant filed with the Commission on August 21, 2006, Resources Group has no other activities with Shanxi Coal or related entities. Therefore, the Registrant respectfully concludes that under paragraph 4h(2) of FASB 46(R), Resources Group is not an “entity designed so that substantially all of its activities either involve or are conducted on behalf of the [Registrant]”.

In addition, an analysis of paragraph 5 clearly demonstrates that Resources Group Is not a VIE. Specifically:

(i)	under paragraph 5a, the Registrant has been advised that Resources Group is adequately capitalized and all of such capital has been provided by its equity owners and cash flow from operations.

(ii)	under paragraph 5b(1), the equity owners of Resources Group have all voting rights therein, and therefore, have the ability to make all decisions regarding the entity’s activities.

(iii)	under paragraph 5b(2), the obligation to absorb losses of Resources Group lies directly with the entity and indirectly with the equity owners in proportion to their ownership interests.

(iv)	under paragraph 5b(3), the expected residual returns of Resources Group inure to the benefit of the equity owners in proportion to their ownership interests.

(v)
under paragraph 5c, the voting rights of the equity owners of Resource Group are proportional to the obligations to absorb Resource Group’s losses and the right to benefit from its residual returns. Also, all of Resource Group’s activities are conducted on behalf of its equity owners.

•	Please prepare and provide us with an analysis that determines the primary beneficiary of Resources Group. Specifically address paragraph 17 of FIN 46(R) in you analysis.

The analysis above demonstrates that Resource Group is not a VIE, and therefore, has no “primary beneficiary” within the meaning of FASB 46(R).

Note 11. Convertible Notes and Related Warrants, page F-19

2.
Please contact us at your convenience to discuss your response to prior comment number two. In this regard, we note your indication that you are “currently reviewing the impact that the revisions will have on each such period and whether amendments and restatements to the related Form 10-QSB and/or Form 10-KSB will be required.”

The Registrant thanks the Staff for the opportunity to discuss issues on September 18, 2006. Please note that on such date, the Registrant filed a Form 8-K reporting under Item 4.02 that management of the Registrant concluded that due to the impact of such revisions, the financial statements included in the Registrant’s annual report on Form 10-KSB/A filed on May 17, 2006, which included the financial statements for the fiscal year ended December 31, 2005, and the Company’s quarterly report on Form 10-QSB filed on May 15, 2006, for the first fiscal quarter ended March 31, 2006 should not be relied upon due to misapplication of accounting principles. The Registrant will amend these reports and file them with the Commission as soon as reasonably practicable.

3.
We note from your response to prior comment number four that you have changed your amortization methodology for the debt issues costs, discount on the conversion feature and warrants from the straight line method to the effective interest method. As a result of this change, please tell us how you have considered the reporting and disclosure guidance in SFAS 154.

The change of amortization methodology for the debt issues costs, discount on the conversion feature and warrants is a correction of error in accordance with SFAS 154. The Registrant has considered paragraphs 25 and 26 of SFAS and included a “Restatement” note (Note 28) in the financial statements contained in Form SB-2/A filed with the Commission on July 10, 2006 and Note 9 in the financial statements contained in Form 10-QSB/A filed with the Commission on August 21, 2006 disclosing the nature of the error, its impact on net income, whether prior periods financials have been restated, and any tax effect from the restatements. The Registrant also plans to amend the annual report filed on Form 10-KSB for the fiscal year ended December 31, 2005 and the quarterly report filed on Form 10-QSB for the quarterly period ended March 31, 2006 to correct such errors.

4.
In addition, please tell us how you have considered the reporting and disclosure guidance in SFAS 154 for the change in the terms used to populate your Black-Scholes model for purposes of determining the fair value of the conversion feature and warrants. In this regard, we note you “have changed the term to three years for the conversion features and five years for the warrants.”

The change of terms used to populate the Black-Scholes model is a correction of error in accordance with SFAS 154. The Registrant considered paragraphs 25 and 26 of SFAS and included a “Restatement” note (Note 28) in the financial statements contained in Form SB-2/A filed with the Commission on July 10, 2006 and Note 9 in the financial statements contained in Form 10-QSB/A filed with the Commission on August 21, 2006 disclosing the nature of the error, its impact on net income, whether prior periods of financials have been restated, and any tax effect from restatements. The Registrant also plans to amend the annual report filed on Form 10-KSB for the fiscal year ended December 31, 2005 and the quarterly report filed on Form 10-QSB for the quarterly period ended March 31, 2006 to correct such errors.

In the Form 8-K filed with the Commission on May 15, 2006, the Registrant stated that “The amendment includes changing the accounting treatment of notes… .” The Registrant understands that paragraph 1 of SFAS 154 indicates that “The correction of an error in previously issued financial statements is not deemed to be an accounting change.” In the Form 8-K/A filed with the Commission on May 25, 2006, the Registrant eliminated the wording “changing the accounting treatment.”

5.
We note your request for your comments on the proposed amendments and to proposal number four in particular. Please tell us whether or not Xue Ning and Xue Yue are related to the Zhao family. With regard to your question on how to present the two additional shareholders of Resources Group, please specifically identify each shareholder on the tables referenced and their percentage ownership.

We have been informed by the Registrant that Xue Ning is Mr. Zhao Ming’s wife, and Xue Yue is the second generation cousin of Xue Ning, and thus is the second generation cousin-in-law of Mr. Zhao Ming. On the next amendment of the Registration Statement, the Registrant will identify Xue Ning and Xue Yue and their respective ownership of Resources Group on the two referenced tables.

We thank the Staff for its courtesies. If the Staff needs any additional information or has any further questions, please do not hesitate to contact me or my colleague, Catherine Pan, who can be reached at 212-847-8671.

Yours very truly,

/s/ Stephen M. Davis

Stephen M. Davis